AGREEMENT OF SALE
  THIS, AGREEMENT OF SALE, made this 3rd day of December, 1997, by and between
                 Seven Fields Development Company
                        2200 Garden Drive
                       Mars, PA 16046-7846

               hereinafter referred to as "SELLER"

                               and

                         Edward B. Ferree

              hereinafter referred to as "PURCHASER"

                           WITNESSETH:

For and in consideratjon of the mutual covenants and conditions contained herein, and with the intention of being legally bound hereby, SELLER and PURCHASER agree as follows:

1.         Property.

In accordance with the terms and conditions of this Agreement, SELLER agrees to sell and convey, and PURCHASER agrees to purchase all townhouse apartment Units and associated lots located in the Castle Creek Phase I subdivision which are owned by SELLER at the time of the closing, the number of which shall in any case be no more than sixty-nine (69) nor less than sixty-five (65). The sale and conveyance shall include said townhouse apartment Units and associated lots along with all rights and appurtenances thereto arid thereon PURCHASER shall purchase the Property subject to any leases in effect on the date of the closing. All such leases shall be assigned by SELLER to PURCHASER at the closing pursuant to an assignment of lease, the form of which is attached hereto as Exhibit "A.." It is a condition of this Agreement that at 1east 56 of the units be under lease at the time of closing.

All leases shall be delivered to PURCHASER at Closing. Copies of all leases shall be delivered to PURCHASER within fourteen (14) days of the date hereof.

The townhouse apartment Units located in the Castle Creek Phase I subdivision which SELLER owns as of the date of this Agreement
are shown on attached Exhibit "B."   SELLER shall have the
unrestricted right to continue to offer for sale and to sell individual Units shown on Exhibit A after the date of this Agreement. SELLER agrees to take all Units off the market and hold them for sale to the BUYER upon receipt of written notice that BUYER has received a letter of commitment for financing along with a copy of the letter, provided that any pending sale agreements with third parties for townhouses will be consummated by SELLER and such townhouses will not be included in this transaction.

From and after the date of PURCHASER's loan commitment letter, PURCHASER shall have the right to market the property and negotiate potential leases and sales of Units with prospective purchasers and tenants; provided that PURCHASER shall not consummate the lease or sale of any Unit prior to Closing.


2.  Purchase Price.
The Purchase Price for the Property shall equal Fifty-four Thousand Five Hundred ($54,500.00) Dollars per townhouse Unit, Fifty-two Thousand ($52,000.00) Dollars for the real estate and Two Thousand Five Hundred ($2,500.00) Dollars for appliances and other personal property, payable as follows:

a. Forty-seven Thousand ($47,000.00) Dollars per Unit shall be paid at closing.

b. Seven Thousand Five Hundred ($7,500.00) Dollars per Unit plus interest at the rate of Seven and One-Half (7 1/2%) Percent per annum from the date of the original closing shall be paid at the time the PURCHASER receives proceeds from the sale of a Unit, regardless of the purchase price for the particular Unit.

3. Promissory Note and Second Mortgage.

In order to evidence and secure its obligation to pay the Seven Thousand Five Hundred ($7,500.00) Dollars per Unit set forth in paragraph 2b., above, PURCHASER shall deliver to the SELLER at Closing a Promissory Note and a recordable Second Mortgage on the property in an aggregate principal amount equal to Seven Thousand Five Hundred ($7,500.00) Dollars multiplied by the number of Units conveyed to PURCHASER at the Closing. The form of the Promissory Note is attached hereto as Exhibit "C." The Second Mortgage, the form of which is attached hereto as Exhibit "D," and lien thereof shall be against the entire property and have priority over all other liens and encumbrances which PURCHASER may cause to be placed against the Property, excepting only a first mortgage lien in favor of the lender providing financing to the PURCHASER for the purchase of the Property as set forth herein.

Upon subsequent sale by the PURCHASER of individual Units, and upon payment to SELLER of the amount due for each such Unit under paragraph 2.b. hereof, SELLER shall provide a written release in a form satisfactory to PURCHASER and PURCHASER's lender, releasing the Units sold from the lien of the Second Mortgage.

4.  Term of Promissory Note and Second Mortgage

The promissory Note and the Second Mortgage which secure it shall be payable as follows:

a. Two and one-half (2 1/2) years after the closing, a principal amount equal to Two Hundred Fifty Five Thousand ($255,000.00) Dollars plus interest at the rate of seven and one-half (7 1/2%) percent per annum from the date of closing shall become due and payable. PURCHASER shall receive credit against the principal amount then due for all principal payments previously made pursuant to paragraph 2.b. above and interest shall be computed on the balance remaining after such credit is applied.

b. Three and one-half (3 1/2) years after the Closing, an additional principal amount equal One Hundred Twenty-seven Thousand Five Hundred ($127,500.00) Dollars plus interest at the rate of seven and one-half (7 1/2%) percent per annum from the date of Closing shall become due and payable. PURCHASER shall receive credit against the principal amount then due for all principal payments previously made pursuant to paragraph 2.b. above which shall have not been previously credited to PURCHASER pursuant to subparagraph 4.a. hereof. Interest shall be computed on the balance remaining after such credit is applied.

c. Four and one-half (4 1/2) years after the date of Closing the remaining principal balance shall become due and payable plus interest at the rate of seven and one-half (7 1/2%) percent per annum from the date of Closing. PURCHASER shall receive credit against the remaining principal balance for all principal payments previously made pursuant to subparagraph 2.b. above which shall have not been previously credited to PURCHASER pursuant to subparagraphs 4.a. and 4.b. above. Interest shall be computed on the balance remaining after such credit is applied.

d. PURCHASER shall have the right at any time to make additional principal payments without penalty.

5.  Earnest Money Deposit.   PURCHASER has delivered an Earnest
Money Deposit in the amount of Seventy-five Thousand ($75,000.00) Dollars to be held in an interest- bearing escrow account by Anthony P. Picadio, Esquire during the pendency of this Agreement. If PURCHASER defauults under this Agreement, and SELLER is not in default, SELLER shall be entitled to receive the Escrow Deposit plus interest earned as liquidated damages as provided in this Agreement. If SELLER defaults under this Agreement, PURCHASER shall be entitled to receive a return of the Escrow Deposit plus interest earned as provided in this Agreement.


6. Condition of the Property

a. Exterior Condition. The townhouse Units which are being sold hereunder are presently undergoing exterior renovation. SELLER shall use its best efforts to complete the exterior renovation of all Units prior to the Closing. Three Thousand ($3,000.00) Dollars shall be escrowed at the closing with the closing agent for each Unit which has not yet had its exterior renovation completed. The escrowed amount shall be paid to SELLER upon completion of the exterior renovation by SELLER and acceptance by PURCHASER. Exterior renovation of all Units shall be completed no later than January 1, l998. If not completed by that date, SELLER shall be paid from the escrow for any portion of the work completed and the balance of the Escrow fund shall be paid to PURCHASER and PURCHASER shall thereafter complete the exterior renovations.

b. Interior Condition. The SELLER warrants that the interior condition of the Units on date of closing shall be as it existed on the date PURCHASER shall have received its financing commitment letter.

c. Other Conditions. In all other respects, the property shall be sold "as is" on the date of Closing without any warranty or representations concerning its state of repair or physical condition except as may otherwise be provided herein. PURCHASER, however, shall receive any existing warranties or guarantees by third parties which may exist for any part of the structure, appliances or other personal property.


7.   Title

a. Title to be Conveyed. At the closing the SELLER will convey or cause to be conveyed to PURCHASER, by a general warranty deed in recordable form, good and indefeasible title, free and clear of any and all liens, encumbrances, conditions, easements and restrictions, except for the Permitted Exceptions (as hereinafter defined) and for general real estate taxes which are not yet due and payable, subject only to any existing leases in effect on the date of closing. SELLER shall also deliver to PURCHASER at the closing a quit claim deed respecting any mineral rights it might possess with respect to the Property.

b. Commitment for Title Insurance. PURCHASER shall obtain, at its own cost and expense, a title insurance commitment for the Property. If the title commitment shows exceptions to title which are unacceptable to PURCHASER (the "Unpermitted Exceptions"), PURCHASER shall so notify SELLER and SELLER shall have thirty
(30) days from the date of delivery of such notice to cure the Unpermitted Exceptions by removing or correcting them, or committing to insure over them. If SELLER, after using reasonable efforts, is unable to cure all of the Unpermitted Exceptions within the foregoing thirty (30) day period, PURCHASER shall have the option (to be exercised by delivery of written notice to SELLER within ten (10) days after the expiration of said thirty (30) day period) either to:

(1) terminate this Agreement (without either party being deemed at fault, with Escrow Deposit plus interest earned plus any other monies spent on the transaction by PURCHASER to be returned to PURCHASER); Or

(2) proceed pursuant to this Agreement and accept title subject to the remaining Unpermitted Exceptions. Those title exceptions which are acceptable to PURCHASER, together with those exceptions that PURCHASER elects to take pursuant to (ii) above, shall be known as the Permitted Exceptions, and shall be listed on Exhibit "B," attached hereto. PURCHASER agrees that SELLER need not remove liens, mortgages, deeds of trust, trust deeds, security interests or contract interests affecting the Property and constituting Unpermitted Exceptions prior to the Closing of the sale of the Property.

8. Survey. within ten (10) days after the effective Date of this Agreement, SELLER, at SELLER's sole cost and expense shall deliver or cause to be delivered to PURCHASER a current survey
(".Survey") prepared by a licensed surveyor acceptable to PURCHASER and the Title Company.

9. Closing.  The closing of the sale of the Property by SELLER
to PURCHASER shall occur on or before 2/15/98.   Time is of the
essence with respect to the Closing date. The Closing shall be held at a location specified by the PURCHASER.

a. SELLER's Obligations. At the Closing, SELLER shall deliver the following Documents (the "Closing Documents) to PURCHASER or title insurer as applicable.
i.    General Warranty Deed;
ii.   Assignment of leases of all Units then rented;
iii.  Non-Foreign Affidavit;
iv. Good Standing Certificate, Corporate Lien Certificate, Corporate Resolution, Incumbency Certificate, and affidavit that sale does not constitute more than 50% of assets of corporation.
v. Municipal Lien letter and paid real estate tax receipts;
vi.  Transfer Tax Return and Closing or Settlement Statement
(unless prepared by title insurer);
vii. All documents, instruments and records relating to the Property, including without limitation maintenance contracts, restrictive covenants, permits and licenses, and existing third-party warranties and guarantees;
viii. Such other instruments and documentation which may reasonably be required by PURCHASER's first lender and/or title insurer, including without limitation, mechanics liens waivers and release of liens.

b. PURCHASER'S Obligations. At the Closing, PURCHASER shall pay to SELLER that portion of the Purchase Price set forth in paragraph 2.a. hereof (adjusted to reflect the earnest money deposit and any applicable prorations), and shall deliver to SELLER, in a form acceptable to SELLER'S counsel, the Promissory Note and Second Mortgage referred to in paragraphs 3 and 4 hereof. PURCHASER shall pay to title insurer all other amounts necessary for Closing (including, but not limited to, title insurance premiums, transfer taxes, recording fees, etc.).

10. Adjustments and Prorations. Real estate taxes and rents shall be prorated to the date of Closing of the Property on the basis of the calendar year. SELLER and PURCHASER shall share equally the amount of any real property transfer tax. PURCHASER shall pay the fee of the title insurer to act as closing agent. PURCHASER shall receive all security deposits and prepaid rents. All unpaid rents as of the date of Closing shall belong to SELLER and SELLER shall have the right to collect same.

11. SELLER's Warranties and Representations. PURCHASER's obligation to close this transaction are expressly contingent upon the truth and correctness of the following warranties and representations, which warranties and representations shall also be deemed made as of the time of the Closing. Nothing herein shall preclude PURCHASER from waiving any one or more of the warranties and representations, provided, however, that said waiver is in writing to SELLER.

a. SELLER's Authority. The person Signing this Agreement as SELLER, or on behalf of the SELLER, has the full right, power and authority to enter into this Agreement as SELLER, and to carry Out SELLER's obligations, including the conveyance of the Property to PURCHASER as provided in this Agreement, without the joinder of another person.

b.   Title.   SELLER has and will convey to PURCHASER at Closing,
good, marketable, indefeasible fee simple title to the Property, free and clear of all conditions, exceptions, or reservations, except for the Permitted Exceptions as defined in paragraph 7 hereof, insurable by a responsible title insured selected by PURCHASER, at regular rates.

c. Compliance with Regulations. There is no known condition existing with respect to the Property or the operation of the Property that violates any restrictive covenant, or any township, county, state or federal regulation, code, ordinance or statute in effect on the date of this Agreement, including the violation of any zoning ordnance or user restriction, and SELLER has not received any notice relating to any such violation.

d. Condemnation. 'There is no pending or threatened condemnation or similar proceeding affecting the Property or any portion thereof, nor has SELLER knowledge that any such action is presently contemplated. SELLER agrees to give PURCHASER prompt notice of any actual, threatened or contemplated condemnation or similar proceeding between the date hereof and the Closing.

e. Maintenance Agreements. There no maintenance agreements in effect with respect to the Property.

f. Actions. There is no action, suit, proceeding or claim affecting SELLER or the land or any portion thereof relating to or presently being prosecuted for the reduction of the assessed valuation or taxes or other impositions payable in respect to any portion of the land.

g. Property Taxes. All real estate and valorem taxes levied against the land and any penalties or interest hereon and all assessments of any kind for periods prior to the year of Closing have been paid in full by the SELLER.

h. Non-Foreign Status. SELLER is not a "foreign person" as defined under Section 1445(f) of the Internal Revenue Service Code; and, at Closing, SELLER shall furnish Purchaser an affidavit confirming same in such form as PURCHASER's attorney may reasonably require.

i. Schedule 1 attached hereto is a true and complete list of all leases in force and effect at the Propert as of the date of this Agreement and SELLER is the sole owner of landlord's right, title and interest in and to such leases. The leases are valid and enforceable and have not been altered, modified or amended except as indicated on Schedule 1, and no rents under any of the leases has been paid more than thirty (30) days in advance. Seller has received no notice of default and to Seller's knowledge no default has occurred under any of such leases. SELLER represents and warrants that no tenant has any right of first refusal purchase any portion of the Property except as provided in the leases, and that none of the leases has been assigned or is subject to a sublease except as indicated on
Schedule 1.

j. SELLER has delivered or made available to Purchaser all documents and information in SELLER's possession related to the Property, including all permits, licenses, authorizations, official notices and approvals, service contracts, plans, surveys and studies.

k. To SELLER's knowledge, (i) there is no pending or threatened environmental investigation or enforcement action with respect to the Property, (ii), neither SELLER nor any other party has used, stored or disposed of any hazardous material or toxic substances in or on the Property in violation of any applicable law, rule, regulation or ordinance, (iii) there is no asbestos or asbestos-containing materials at the Property, and (iv) there are no underground storage tanks located on or under the Property.

l. SELLER has entered into no contracts for improvements to the Property for which SELLER or its successor would be obligated that have not been paid in full as of the date of Closing. Any liens resulting from any such outstanding contracts shall be discharged by SELLER at no cost to PURCHASER.

m. The execution and delivery of this Agreement and the consummation of the sale contemplated herein will not constitute a violation, breach or default by Seller of any other instrument of which Seller is a party or to which Seller or any portion of the Property may be subject.

n. There are no real estate tax appeals pending with respect to the Property.

o . The Property is serviced by a community sewage system.

12. Defaults and Remedies.

a. PURCHASER'S Default and SELLER's Remedies.

i. PURCHASER's Default. Purchaser shall be deemed to be in default under this Agreement if all of PURCHASER's Conditions for Closing have been satisfied and PURCHASER fails or refuses to perform PURCHASER's obligations at Closing for any reason other than a default by SELLER or termination by PURCHASER under some provision of this Agreement.

ii. SELLER's Remedies. if PURCHASER is deemed to be in default under this Agreement, SELLER shall be entitled to receive the Earnest Money Deposit, which shall be delivered to SELLER by the escrow agent on receipt of written notice from SELLER that PURCHASER has defaulted under this Agreement. It is agreed between PURCHASER and SELLER that such amount shall be liquidated damages for a default of PURCHASER under this Agreement because of the difficulty, inconvenience, and uncertainty of ascertaining actual damages of such default.

b. SELLER's Defaults and PURCHASER's Remedies.

i. SELLER's Defaults. SELLER shall be deemed to be in default under this Agreement on the occurrence of any one or more of the following events:

(1) Any of SELLER's warranties or representations set forth in this Agreement is or become untrue at any time on or before the Closing.

(2) SELLER fails to meet, comply with, or perform any covenant, agreement, or obligation within the time limits and in the manner required by this Agreement.

ii. Purchaser's Remedies. If SELLER is deemed to be in default under this Agreement, Purchaser may, at PURCHASER's sole option, do any one or more of the following:

(1) Terminate this Agreement by written notice delivered to SELLER on or before the date of Closing and receive a return of Escrow Deposit plus interest earned.

(2) Enforce specific performance of this Agreement against SELLER.

13. Commission. if the transaction provided for under this Agreement is actually consummated (but not otherwise), then, at Closing, SELLER agrees to pay Howard Hanna Company a commission that has been agreed upon between SELLER and broker under separate contract. The parties acknowledge that PURCHASER has not dealt with or incurred any liability to any broker in connection with this transaction and that SELLER is responsible for any commission payable to any broker.

14. Condemnation. If, during the pendency of this Agreement and prior to Closing, condemnation proceedings are commenced with respect to any portion of the Property, both the SELLER and the PURCHASER, by their respective attorneys, shall have the right to appear and defend their interest in the Property in such proceedings, and any award in condemnation shall become the Property of the SELLER and the Purchase Price shall be reduced by an amount equal to the net award received by SELLER; provided, however, the PURCHASER or the SELLER may at any time on or prior to the Closing terminate this Agreement by delivery of written notice to the other party if, and only if, condemnation proceedings with respect to any portion of the Property have been commenced or concluded. In the event of such termination, the Earnest Money Deposit shall be immediately refunded to the Purchaser.

l5. Risk of Loss. If prior to closing all or part of the property is destroyed by fire or other casualty, PURCHASER may terminate this Agreement and receive the deposit and accrued interest thereon.

16. Miscellaneous

a. Assignment of Agreement. This Agreement may be assigned by Purchaser only to any partnership or other entity in which Edward
E. Ferree owns a majority or controlling interest. Upon any such assignment. Edward E. Ferree shall be relieved of any and all personal liability for performance of purchaser's obligations hereunder.

b. Survival of Covenants. Any of the representations, warranties, covenants and agreements of the parties, as well as any rights and benefits of the parties, pertaining to a period of time following the Closing shall survive the Closing and shall not be merged therein.

c.  Notices.   Any notice or other communication required or
permitted hereby, or convenient to the SELLER or the PURCHASER in the consummation of the transaction contemplated hereby, shall be deemed delivered when deposited (i) in a receptacle of the United States Postal Service, as registered or certified mail, return receipt requested, postage prepaid, or (ii) with any expedited courier service, fees prepaid, and addressed to the respective parties.

d.  Parties Bound.    This Agreement shall be binding upon and
insure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors and assigns.

e.       Severability. If any of the terms and
conditions hereof shall for any reason be held to be invalid, illegal, or unenforceable in any respect such invalidity, illegality, or unenforceability shall not affect any other of the terms and conditions hereof and the terms and conditions hereof thereafter shall be construed as if such invalid, illegal, or unenforceable term or condition had never been contained herein.

f. Entire Agreement. The terms and conditions hereof relating to the subject matter described herein (i) constitute the entire agreement and understanding between the SELLER and the PURCHASER,
(i) supersede all prior agreements and understandings, written or oral, between the PURCHASER and the SELLER, and (iii) may not be modified or amended except by an instrument mutually executed and delivered by the SELLER and PURCHASER.

g. Continuation. Unless otherwise expressly stated, all of the representations and warranties contained in the Agreement shall be true as of the date hereof and as of the Closing Date, and further, shall survive the Closing of this transaction, the payment of any consideration required, the execution of all closing documents and any inspections made by or on behalf of the PURCHASER.

h. Interpretation. Words of any gender used in this Agreement shall be held and construed to include any other gender, and words in the singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

i.  Signage.   After PURCHASER receives a financing commitment
letter, PURCHASER shall have the right to erect signage on the Property with the SELLER'S approval.

j. Waiver. Either the PURCHASER or the SELLER may specifically waive any breach of the terms and conditions hereof by the other party, but no waiver of similar or other breaches of the terms and conditions hereof. All remedies, rights, undertakings, obligations and agreements contained herein shall be cumulative and not mutually exclusive.

k. Attorney's Fees    Should either the PURCHASER or the SELLER
employ an attorney or attorneys to enforce any of the terms and conditions hereof, or to protect any right, title or interest created or evidenced hereby, the non-prevailing party ill any action pursued in courts of competent jurisdiction shall pay to the prevailing party all reasonable costs, damages, and expenses, including attorneys' fees, expended or incurred by the prevailing party.

l. Governing Law. The terms and conditions hereof shall be governed by and construed in accordance with the laws of the state where the Property is located.

m. Headings. The headings herein are for reference purposes only and shall not affect the meaning or interpretation of the terms and conditions hereof.

n. Effective Date. The effective Date of the Agreement shall be the date that the SELLER executes the Agreement of Sale.

o. Financing Contingency. PURCHASER's obligations under this Agreement are contingent upon PURCHASER obtaining an acceptable commitment for a mortgage loan in the amount of Three Million Eight Thousand Four Hundred ($3,008,400.00) Dollars for a term of at least fifteen (15) years, at lender's stated interest rate of not more than eight and one-half (81/2%) percent per annum. If PURCHASER has not received an acceptable commitment within thirty
(30) days following the date hereof, PURCHASER or SELLER may terminate this Agreement, in which event the Escrow Deposit plus interest earned thereon shall be returned to PURCHASER; provided, that PURCHASER may elect to waive this contingency clause in which case this Agreement shall continue in full force and in effect as if no such contingency had existed. Such waiver shall occur if PURCHASER fails to apply for such financing within ten
(10) days following the date hereof.

p. Risk of Loss. SELLER shall bear all risk of loss with respect to the Property up to the date that title is transferred to Purchaser in accordance with this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement On the day first above written.